Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Sumitomo Metal Industries, Ltd.
Subject Company: Nippon Steel Corporation (SEC File No. 132- )
Subject Company: Sumitomo Metal Industries, Ltd. (SEC File No. 132- )

An excerpt from Sumitomo Metal’s Annual Report 2011 for the year ended March 31, 2011.

SUMITOMO METALS
ANNUAL REPORT 2011

Message from the President

I am Hiroshi Tomono, President of Sumitomo Metals.
My job is to raise the corporate value of Sumitomo Metals.
I have been pursuing the strategy of reinforcing our intangible assets, strengthening our strengths, and accelerating
distinctiveness in order to grow in a sustained way that
balances quality and scale.

We began studying the merger with Nippon Steel, scheduled
in October 2012, in order to raise our value more quickly.
Both companies share the common belief of contributing to
society through steelmaking. Our goal is to become the most
competitive steelmaker in terms of technology, quality, and
costs by consolidating the resources of both companies.

Message from the President

SUMITOMO METALS | ANNUAL REPORT 2011

Becoming the most competitive steelmaker through the merger with Nippon Steel

Growth that balances quality and scale through the merger

October 1, 2012 is our target date for the merger. Through the merger, we will globalize faster and become the most competitive steelmaker worldwide in terms of technology and costs. We believe the merger is the best way to raise our value quickly by strengthening our strengths and accelerating distinctiveness. Our motto is "Make steel, make our future."

With Nippon Steel, we share the common belief of contributing to society through steelmaking. We also share the realization that we will be a globally competitive steelmaker by combining the strengths of both companies. The merger will make us a steelmaker of around 48 million metric tons per year in volume*. But our focus is not only volume, but on quality such as technologies and a relationship of trust with our customers.

*Crude steel production for fiscal 2010: 12.9 million metric tons for Sumitomo Metals (including Sumitomo Metals (Kokura), Ltd. and Sumikin Iron & Steel Corporation); 34.9 million metric tons for Nippon Steel (consolidated basis)

Quick realization of merger synergies

Nippon Steel has been our long-standing partner since 2002, cooperating in such events as the consolidation of group companies and capital participation. In addition, it is Sumitomo Metals' second largest shareholder, with a 9.7 percent stake. We chose to merge into a single new company rather than establishing a holding company in order to realize merger synergies more quickly. We are studying toward a merger with the spirit of the equals under the motto of "Best for the new company."

Accelerate Globalization

Through the merger, we plan to accelerate the establishment of overseas operations by combining the strong products of each company and consolidating resources such as people, technologies, and sales networks.

Strengthen technologies to become a global leader

The merger will mean having more resources to invest in R&D. There is still a huge frontier of potential for iron to perform better as a physical element. We are confident that we can develop innovative new products to contribute to society and the environment. We also aim to become a leader in the area of utilizing lower grade raw materials by combining both companies' technologies.

Reducing costs to win global competition

The new company will reduce its costs to win global competition by consolidating technologies and other resources.

Sumitomo Metals' Corporate Philosophy

We will

preserve the Sumitomo Spirit and

transmit it to the future,

treasure people and technologies, and

contribute to society through manufacturing.

Targeted Direction of Growth



• Balance Between Quality and Scale
• Accelerating Distinctiveness
What Sumitomo Metals Is Aiming For
Quality improvement
Pursuing Only Increase in Sales
What Sumitomo Metals Is Not Aiming For
Scale expansion

Sumitomo Metals' Strength: Major products for which it has 50% or more market share (Company estimates)

Share	Domestic	Global
100%	• Railway wheels and axles • Full-active suspension system for railway vehicles • Forged steel break disks for railway vehicles • SG tubes*1 for PWR nuclear power generation • Seamless pipe for automobile airbag inflators	
90%		• High-alloy OCTG
80%	• Lightweight welded H-beams • Excellent white painted steel sheets*2 • Railway couplers • Forged crankshafts for trucks and buses • Steel sheet for hot-press use	• Stainless boiler tubes for USC*3 coal-fired thermal power plants
70%	• Materials for automotive crankshafts	• Titanium-made cathode drum for producing electrolytic copper foil
60%	• Black Zn-Ni coated steel sheets • Railway train gear units	
50%	• Bogie trucks for railways	• Steel plates for penstocks*4 of 590MPa strength and over • High-carbon steel sheets for CVT*5 belt elements • Pure titanium sheet for passenger airliners

*1 Steam generator tube *2 Reflecting sheet for lightning equipment *3 Ultra Super Critical conditions when temperature and pressure are higher than conventional levels in a boiler for thermal power generation *4 Penstock for hydroelectric power stations *5 Continuously Variable Transmission

9

10

Message from the President

SUMITOMO METALS | ANNUAL REPORT 2011

Sumitomo Metals commits to its basic strategy

Accelerating distinctiveness

Sumitomo Metals accelerates its distinctiveness to achieve growth that balances quality and scale. We build a strong relationship of trust with customers by solving their problems through the provision of quality products they need at competitive prices. Good examples include seamless pipes used in severe environments for oil and gas drilling, high tensile steel sheets and its application technologies for lighter weight vehicles, and railway wheels and axels that dominate the domestic market. We always strive at "being named by our customers."

Capturing overseas growth markets

Our overseas expansion includes an integrated steelworks that produces seamless pipe in Brazil, steel sheet businesses in Vietnam and India, and a steel plate project in Thailand.

Our strategy is to manufacture in growth markets. Our manufacturing bases in Japan, which will become the mother factory in terms of people, technologies, and customer relations, will focus on higher-end products, with the aim of boosting our corporate value.

Solving environmental problems through technology

Sumitomo Metals, as one of the Sumitomo companies, has a tradition of solving environmental problems through technology. We invest around 80% of our R&D expenditure in environmental themes. Our efforts to curve CO_2 emission are twofold: reducing emissions during our own manufacturing processes and developing products that contribute to the reduction of carbon emissions by our customers. Those products include seamless pipes that enable development of lower carbon emitting natural gas, high-tensile steel sheets for lightweight vehicles, and electromagnetic steel sheets for motors in hybrid vehicles. We estimate that the contribution to the reduction of carbon emission through those products is around nine times greater than the amount of carbon emission in our manufacturing processes.

Procurement of raw materials is getting tougher as the market becomes oligopolized and tight. We are tackling this problem by developing new technologies to utilize lower-grade raw materials.

Sumitomo Metals Group's Global Development

▶ Expand business operations in locations close to our customers in the world's growth markets.

▶ Domestic manufacturing bases shift to distinctive and high-end products.


China
• Steel pipes & tubes
• Steel sheets
• Die forged crankshafts
Japan
• Steel pipes & tubes • Steel sheets • Steel plates
• Construction materials • Specialty Steel
• Die forged crankshafts / Railway parts etc.
• Stainless steel, Titanium products
U.S.A.
• Steel pipes & tubes
• Die forged crankshafts
• Specialty Steel
Germany
• Retarders (Automotive, and machinery parts)
UK
• Liaison office
U.A.E
• Liaison office
Saudi Arabia
• Steel pipes & tubes
India
• Die forged crankshafts
• Steel sheets
• Automotive steel wheels
Thailand
• Steel pipes & tubes • Specialty Steel
• Steel plates (under construction)
Australia
• Raw materials
Malaysia
• Electronic devices
Singapore
• Liaison office
Vietnam
• Steel pipes & tubes
• Steel sheets (under construction)
Brazil
• Steel pipes & tubes (under construction)
• Raw materials

Increasing rate of crude steel production	
	2001 → 2010
China	413%
India	245%
ASEAN	151%
Latin America	120%

The rates are based on JISF's statistics on its website.

Sumitomo Metals' Products are Contributing to CO_2 Emission Reduction

The effect of reducing CO_2 emissions through these products has been evaluated at around nine times greater than the CO_2 emissions of our manufacturing processes.*

SG tubes for PWR nuclear power generation



Stainless boiler tubes for USC coal-fired thermal power plants



Electromagnetic steel sheet for hybrid vehicle motors



*Company estimates

11

12

SUMITOMO METALS
ANNUAL REPORT 2011

Message from the President

Sustained growth through a merger with Nippon Steel

Steel business requires long-term perspective

I believe that long sustained growth is the essence of good management. Steel facilities have a long service life and new steel technologies take a long time to realize. Thus, in the steel business, long term means a very long time of 20,
50 or even 100 years. When we think about that length of time, we have realized that a merger with Nippon Steel is the best choice to sustain growth.

Overcoming setbacks of the earthquake

The huge earthquake on March 11 damaged facilities and equipment at Kashima
Steel Works. We took quick actions to ensure a recovery; in a week, we restarted the welded lightweight H-shape mill that can contribute to rebuilding quake-stricken communities; in two weeks, we resumed operation of our power generator (IPP) that has the capacity to supply power to every household in
Ibaraki Prefecture, which is home to about 3 million people. We restarted all the factories in Kashima Steelworks in just 45 days after the quake. We had been well prepared for the disaster, we received help from customers and other stakeholders, and most of all, our colleagues' determination to contribute to society through steelmaking was crucial. The experience of the quake has turned out to be an asset as well as know-how to enhance our disaster-prevention system for sustained growth.

The cash outflow related to the earthquake is around 100 billion yen including losses caused by the disaster and investments to replace damaged facilities. We plan to replenish at least half of that outflow within fiscal 2011 ending March
2012, by reducing costs, slashing expenses, and delaying capital expenditures.

We realized that repairing Kashima is the job one, while we had to avoid deterioration of our balance sheet ; therefore we lowered our term-end dividend to 1 yen per share to make the fiscal 2010 annual dividend 3.5 yen per share.
Our forecast for the interim dividend for fiscal 2011 is 1 yen per share and the term-end dividend has yet to be decided. We intend to return to stable dividend payments after recovering from the aftermath of the earthquake as quickly as possible.

Heritage of intangible assets

Sumitomo Metals has overcome many challenges. The Sumitomo Spirit we inherited for 400 years, the relationship of trust with our customers and suppliers, superior technologies, and the commitment and pride of our people are examples of our valued intangible assets that have been nurtured during our history. The determination of our colleagues to improve and evolve is most important. We will bring those assets into a new company to be created through the merger with
Nippon Steel.

We plan to sign a merger agreement by April 2012 subject to permission from the Fair Trade Commission of Japan. We aim to merge with Nippon Steel after obtaining your approval at the shareholders' meeting. This is the beginning to create the most competitive steelmaker in the world. I ask for your support.

President Hiroshi Tomono

Assets that Raise Sumitomo Metals Group's Corporate
Value Intangible assets

(Assets that do not appear on financial statements)
Tangible assets
(Assets that appear on financial statements)

Enhance intangible assets

Customers
Employees
Technology

Solid Operation Base

Physical
Financial

More than 100 Years of steelmaking experience

The Sumitomo Spirit refined for 400 years

Organization

SUMITOMO METALS
ANNUAL REPORT 2011

Message from the Management in Charge of Finance

Sumitomo Metals will raise shareholders' value through the merger with Nippon
Steel

Michiharu Takii
Senior Managing Executive Officer

My mission is to increase shareholders' value

I am in charge of treasury, corporate planning and investor relations. My mission is to increase share holders' value of Sumitomo Metals . Shareholders'
value is an indicator which shows the contribution of the company to all stakeholders.

We aim for growth through integration with Nippon Steel

The merger with Nippon Steel will result in creating shareholders' value. We will integrate management resources such as human resources, financial resources, technologies, and manufacturing facilities, and accelerate our global business expansion. The strengths of both companies shall be fully utilized, technological competitiveness further enhanced, and overall costs reduced. We are determined to improve free cash flow, enhance our financial competitiveness, and achieve sustained growth.

We endeavor to recover from the Earthquake and improve cash flow

In fiscal 2010, Sumitomo Metals recovered from the global economic recession in fiscal 2009 and, despite temporary factors such as the loss at an affiliated company and a temporary production instability at a blast furnace, returned to generate operating income of 56.3 billion yen and ordinary income of 34.0 billion yen. But our Kashima Steelworks was damaged by the Great East Japan
Earthquake of March 11, which forced us to record extraordinary losses of 62.0 billion yen for restoring the damaged facilities and post a net loss of 7.1 billion yen.

Our free cash flow for fiscal 2010 amounted to 58.3 billion yen (an improvement of 164.2 billion yen compared to the previous fiscal year,) after deducting investment cash flow from operating cash flow of 202.3 billion yen (an increase of 135.3 billion yen.) Despite significant improvement in cash flow from the previous fiscal year, the debt balance at the end of the period amounted to
1,173.3 billion yen(an increase of 35.0 billion yen) mainly because we increased the cash on hand. The debt-to-equity (D/E) ratio at the end of the period was
1.53.

The cash demand to restore Kashima Steelworks damaged by the Earthquake, including capital expenditures, is estimated to be approximately 100 billion yen. We make every effort to cut spending in all possible aspects, including revision of investment plans, reduction of costs and expenses. We aim to generate at least half the cash demand in fiscal 2011. We will make efforts to obtain our customers' understanding to reflect a rise in raw material prices to sales prices of our products. We have been unable to forecast our financial performance for fiscal 2011 at this point because the overall trends of the
Japanese domestic economy are unclear, including the effects of the Earthquake on our customers. As regards to cash flow, investment cashflow is expected to be higher than previously estimated due to the Earthquake related capital expenditure for restoration. Excluding this temporary factor, the investment cash flow remains on a decreasing trend. We aim to control D/E ratio at a level below 1.0 over the medium and long term.

We made a dividend of 3.5 yen per share for fiscal 2010 (2.5 yen for interim and
1.0 yen for the term-end) as we have placed a priority on the recovery of our facilities that were damaged in the Great East Japan Earthquake and minimizing financial damage. The interim dividend forecasts for fiscal 2011 is 1.0 yen per share and the term-end dividend forecasts is yet to be decided at this time. We will try to recover the financial damage caused by the Earthquake at the earliest possible, aiming for a stable dividend.

Sumitomo Metals aims to enhance shareholders' value through the merger with
Nippon Steel. I would like to ask you for your continued support.

Net cash provided by operating activities
Net cash used in operating activities
Free Cash Flow
Debt and Debt-to-Equity Ratio
Dividend per Share

(\ billion) (Yearly average) (Yearly average) (Yearly average)
250
200
150
100
50
0
-50
-100
-150
-200
-250
(\ billion)

Debt (Left Scale)

Debt-to-equity ratio (Right Scale)

1,500
1,200
900
600
300
0
(\ /Share)
10
8
6
4
2
0
(Times)
5
4
3
2
1
0
02-05 06-08 09-10 02-05 06-08 09-10 02-05 06-08 09-10 02 03 04 05 06 07 08 09 10
02 03 04 05 06 07 08
09 10

Sales of assets Investment in business, etc.
Investment in plant and equipment
Other

(FY) (FY) (FY)

SUMITOMO METALS | ANNUAL REPORT 2011

Financial Section

66 Analysis of Financial Condition and Results of Operations
71 Consolidated Balance Sheet
72 Consolidated Statement of Operations
73 Consolidated Statement of Change in Net Assets
75 Notes to the Consolidated Financial Statements
81 (Reference) Consolidated Statement of Cash Flows (Unaudited)
82 Summary of Segment Information
83 (TRANSLATION) Independent Auditors' Report for the Consolidated Financial Statements (certified copy)
84 (TRANSLATION) Audit Report of the Board of Corporate Auditors (certified copy)

Editor's notes:

1. The financial information set out herein is an English translation of the audited Balance Sheet, Statement of Operations, Statement of Changes in Net Assets and the Financial Notes, which were prepared in accordance with the provisions set forth in the Companies Act of Japan and related regulations and in conformity with the accounting principles and practices generally accepted in Japan. In addition to the above financial information, we included in this report the Statement of Cash Flows prepared in accordance with the Reguration for Terminology, Forms and Preparation of Consolidated Financial Statements for readers' convenience, although this statement is not required as a part of the basic financial statements under the Companies Act of Japan. Please note that the Statement of Cash Flows reported herein is not subject to an audit conducted by the independent auditors of the Company (reported in the "Independent Auditors' Report for the Consolidated Financial Statements"; a translated version of the certified copy is attached.)

2. The financial statements, excluding the Statement of Cash Flows, have been audited in accordance with auditing standards generally accepted in Japan, by Deloitte Touche Tohmatsu LLC, independent auditors of the Company, as stated in their report (which expresses an unqualified opinion.) Deloitte Touche Tohmatsu LLC has given and has not withdrawn their written agreement to being named as independent auditors and to the inclusion of their report for the fiscal year ended March 31, 2011.

Management's Discussion and Analysis (Consolidated basis)

01 Business Environment

In 2010 (from January 2010 to December 2010), world crude steel production amounted to 1,414 million tons (up 17% year-on-year), while Japan's crude steel production was 109.6 million tons (up 25% year-on-year).

(Tons in million)

Crude steel production		2008	2009	2010	Source
World (Calendar year)		1,329	1,211	1,414	World Steel Association
Japan	(Calendar year)	118.7	87.5	109.6	Japan Iron and Steel Institute
	(Fiscal year)	105.5	96.4	110.8	
Sumitomo Metals* (Fiscal year)		12.9	11.7	12.9	

*Including Sumitomo Metals (Kokura), Ltd. and Sumikin Iron & Steel Corporation

Steel demand dropped significantly due to the global economic recession in 2009 but recovered mainly in emerging markets in 2010, leading to an increase in world crude steel production.

In fiscal 2010 (from April 2010 to March 2011), Sumitomo Metals' crude steel production amounted to 12.9 million tons (up 11% year-on-year.) Our business environment, mainly in the automotive and other manufacturing sectors, was robust in the first half, and our core operation of seamless pipe recovered steadily throughout the year. We had no choice but to change the method for setting prices of iron ore and almost all of coking coal, from conventional one-year procurement contracts to quarterly contracts. Prices of raw materials surged due to demand growth in China and other factors.

In the fourth quarter, we were forced to cut production, as our facilities and equipment at Kashima Steelworks had been damaged by the Great East Japan Earthquake of March 11, 2011.

Sumitomo Metals is considering merger with Nippon Steel on the target date of October 1, 2012. Through this merger, we aim to speedily implement global strategies and become one of the world's top-class steelmakers based on comprehensive strengths that include technology, quality, and costs.

02 Operating Results

Japan's steel industry, including Sumitomo Metals, suffered from depressed earnings for about a decade after the bubble burst, in the early 1990's. The Sumitomo Metals Group carried out structural reform of its steel business and withdrew from non-core businesses under its medium-term business plan from fiscal 2002 to 2005. We also paid down excess debt and improved financial stability.

Since 2003, aided by a worldwide phase of rapid growth in steel demand, Sumitomo Metals' profitability has improved greatly. In addition to our structural reforms, our efforts aimed at continuous technology development and our strategic investments even during the period of low profitability in the 1990's have borne fruit.

Under the medium-term business plan from fiscal 2006 to 2008, we delivered measures to "add strength to strength" and "accelerate distinctiveness" with the aim of achieving sustained growth that balances quality and scale. As we allocated our resources to our competent areas, our financial indicators such as the equity ratio and the debt-to-equity ratio have improved substantially.

In fiscal 2009, however, our business results significantly deteriorated due to a decrease in sales volume for steel products caused by the worldwide economic recession.

Ordinary Income



(¥ billion)
Ordinary Income (Left Scale)
Ordinary Income Margin (Right Scale)
(%)
350
300
250
200
150
100
50
0
-50
-100
28
24
20
16
12
8
4
0
-4
-8
66 67 68 69 70 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 (FY)

1966-1977 Non-consolidated basis; 1978-2010 Consolidated basis

65
66

SUMITOMO METALS
ANNUAL REPORT 2011

Investor Information (As of March 31, 2011)

Stock Information

Stock Code: 5405
Shares Authorized: 10 billion shares
Shares Issued: 4,805,974,238 shares (including 170,122,545 treasury shares)
Trading Unit: 1,000 shares
Administrator of Register
of Shareholders:
Stock Transfer Agency Department, The Sumitomo Trust and Banking Co., Ltd.
4-5-33 Kitahama, Chuo-ku, Osaka 540-8639, Japan

(Mailing Address): Stock Transfer Agency Department, The Sumitomo Trust and
Banking Co., Ltd.

1-10 Nikko-cho, Fuchu-shi, Tokyo 183-8701, Japan
(Phone Inquiries): 0120-176-417*
*Toll-free number for domestic phone calls only
Inquiries from overseas: +81-42-351-2225
American Depositary
Receipts:
The Bank of New York Mellon 101 Barclay Street, New York, NY 10286, U.S.A.
Toll-free number (U.S.A.): 888-269-2377
Inquiries from outside U.S.A.: +1-866-680-6825
Stock Listings: Tokyo, Osaka, Nagoya, Fukuoka, Sapporo

Principal Shareholders (As of March 31, 2011)

Investment in Sumitomo Metals
Shares owned
(thousands)
Shareholding ratio
(%

Shareholders

Sumitomo Corporation
458,326 9.89
Nippon Steel Corporation
451,761 9.74
Japan Trustee Services Bank, Ltd. (account in trust)
169,793 3.66
Kobe Steel, Ltd.
112,565 2.43
The Master Trust Bank of Japan, Ltd. (account in trust)
111,275 2.40
Japan Trustee Services Bank, Ltd.
(Sumitomo Mitsui Banking Corporation retirement benefit trust account re-entrusted by The Sumitomo Trust and Banking Co., Ltd.)(*1)
90,315 1.95
Nippon Life Insurance Company
88,919 1.92
SSBT OD05 Omnibus Account Treaty Clients
67,711 1.46
Japan Trustee Services Bank, Ltd., The Sumitomo Trust and Banking
Corporation retirement benefit trust (*2)
55,000 1.19
NT RE GOVT OF SPORE INVT CORP P.LTD
54,651 1.18
Total
1,660,318 35.81

Notes: 1. Ownership as a % of total issued shares is calculated with treasury stock being subtracted from the total number of issued shares.
2. The 90,315
thousand shares registered in the name of "Japan Trustee Services Bank, Ltd.
(Sumitomo Mitsui Banking Corporation retirement benefit trust account re-entrusted by The Sumitomo Trust and Banking Co., Ltd.)"h are owned beneficially by Sumitomo Mitsui Banking Corporation and held as a retirement benefit trust by Japan Trustee Services Bank, Ltd. Sumitomo Mitsui Banking
Corporation holds the right to direct the voting of these shares. In addition to the listings above, Sumitomo Mitsui Banking Corporation holds 28,090 thousand shares (0.61% of total issued shares.)
3. The 55,000 thousand shares registered
in the name of "Japan Trustee Services Bank, Ltd., The Sumitomo Trust and
Banking Corporation retirement benefit trust" are owned beneficially by The
Sumitomo Trust and Banking Co., Ltd. and held as a retirement benefit trust by
Japan Trustee Services Bank, Ltd. The Sumitomo Trust and Banking Co., Ltd. holds the right to direct the voting of these shares. In addition to the listings above, The Sumitomo Trust and Banking Co., Ltd. holds 20,000 thousand shares
(0.43% of total issued shares.)

Share Ownership by Category
(As of March 31, 2011)

Foreign investors

Financial institutions & security companies
Individual
investors, etc
Other
corporations
18.0%
24.1%
31.6%
26.3%

Sumitomo Metals' Share Price Stock Information on the Tokyo Stock Exchange

1,000
800
600
400
200
0
85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11
(\)
77 78 79 80 81 82 83 84 (FY)

Corporate Data

Company Name: Sumitomo Metal Industries, Ltd.
Incorporated: July 1949
Employees: 7,079
Fiscal year: April 1 - March 31
Paid-in Capital: \262,072,369,221
Annual General
Meeting of
Shareholders:
June
Shareholder
Record Date
for the Year:March 31
for the Interim Period:September 30

For Further Information
Public Relations & Investor Relations Department
Sumitomo Metal Industries, Ltd.
1-8-11 Harumi, Chuo-ku, Tokyo 104-6111, Japan
Tel: +81-3-4416-6111
E-mail : ir@sumitomometals.co.jp
Website: http://www.sumitomometals.co.jp/e/

Osaka Head Office

Tokyo Head Office

Sumitomo Metal Industries, Ltd. ("Sumitomo Metals") and Nippon Steel
Corporation ("Nippon Steel"), or one of them, may file a registration statement on Form F-4 ("Form F-4") with the U.S. Securities and Exchange
Commission (the "SEC") in connection with the possible business combination
(or integration) between the two companies, if it is consummated. The Form F-4
(if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of Sumitomo Metals and Nippon Steel, or one of them, prior to the shareholders' meeting(s) at which such business combination (or integration) will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about the two companies, such business combination (or integration) and related matters. U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with such business combination (or integration) carefully before they make any decision at the respective shareholders' meeting with respect to such business combination (or integration). Any documents filed with the SEC in connection with such business combination (or integration) will be made available when filed, free of charge, on the SEC's web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the following contact information.

Sumitomo Metals
Sumitomo Metal Industries, Ltd.
Triton Square Office Tower Y 8-11, Harumi 1-chome Chuo-ku, Tokyo 104-6111, Japan
Toshifumi Matsui Manager, Public Relations Group
Tel: 81-3-4416-6115 E-mail: matsui-tsf@sumitomometals.co.jp

Nippon Steel
Nippon Steel Corporation
Marunouchi Park Building 6-1, Marunouchi 2-chome Chiyoda-ku, Tokyo 100-8071,
Japan Nozomu Takahashi General Manager, Public Relations Center, General
Administration Div. Tel: 81-3-6867-2130 E-mail: takahashi.nozomu@nsc.co.jp

Note Regarding Forward-looking Statements This document includes
"forward-looking statements" that reflect the plans and expectations of
Sumitomo Metal Industries, Ltd. and Nippon Steel Corporation in relation to, and the benefits resulting from, their possible business combination (or integration) described above. To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the two companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the two companies (or the post-transaction group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The two companies undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the two companies (or the post-transaction group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and
Exchange Commission. The risks, uncertainties and other factors referred to above include, but are not limited to:
(1) economic and business conditions in
and outside Japan;
(2) changes in steel supply, raw material costs and exchange rates;
(3) changes in interest rates on loans, bonds and other indebtedness of the two companies, as well as changes in financial markets;
(4) changes in the
value of assets (including pension assets), such as marketable securities;
(5)
changes in laws and regulations (including environmental regulations) relating to the two companies' business activities;
(6) rise in tariffs, imposition of
import controls and other developments in the two companies' main overseas markets;
(7) interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(8) the two companies' being
unable to reach a mutually satisfactory agreement on the detailed terms of the possible business combination (or integration) or otherwise unable to complete it; and
(9) difficulties in realizing the synergies and benefits of the post-transaction group.